ORION MULTIFAMILY INVESTMENT FUND, INC.

December 2, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Orion Multifamily Investment Fund, Inc.
Registration Statement on Form S-11 filed July 25, 2003
Registration No. 333-107353

Ladies and Gentlemen:

On July 25, 2003, Orion Multifamily Investment Fund, Inc. (the “Registrant”) filed the above-referenced registration statement (the “Registration Statement”) with the Commission. The Registrant has not requested effectiveness of the Registration Statement and has not sold any securities in connection with the proposed offering. The Registrant has decided, due to market conditions and recent issuances of trust securities, not to proceed with the issuance of securities under the Registration Statement at this time. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement, including all exhibits thereto.

If you have any questions regarding this withdrawal request, please do not hesitate to contact Peter Fass, of Proskauer Rose LLP, at (212) 969-3445.

Sincerely,

ORION MULTIFAMILY INVESTMENT FUND, INC.

By:	/s/ Stuart J. Boesky
Stuart J. Boesky
Chief Executive Officer and Chairman of the Board of Directors